Exhibit 99.1

Guardforce AI Reports Full Year 2025 Financial Results

Achieved 15.3% growth in AI, RaaS & Smart Solutions

NEW YORK, April 21, 2026 -- Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), an AI-driven technology company providing Agentic AI, smart solutions in automation, robotics, and secured logistics, today announced financial results for the year ended December 31, 2025. The Company also updated its business metrics to better reflect its strategic growth strategy and evolving revenue mix.

2025 Operational Highlights

In 2025, Guardforce AI advanced its AI transformation by launching self-developed AI agent solutions and driving expansion in smart solutions in Thailand. In the meantime, the Company further strengthened its Secured Logistics business by increasing its client retention rate and improving client mix.

●	Launched self-developed AI Agent, DeepVoyage Go (“DVGO”), an AI tool that helps create customized itineraries in minutes and converts individual experience into shareable digital assets, in April 2025 (beta) and publicly in January 2026. The platform enables intelligent decision-making, planning, and service matching—capabilities that are highly transferable to other sectors such as banking, hospitality, education, and healthcare.

●	In March 2026, acquired MGAI, a pioneer in AI-driven solutions for pediatric speech therapy and rehabilitation in Asia. This acquisition captures a validated market opportunity in this sector, with strong potential for cross-sector scalability and synergy.

●	Launched Smart Solutions in Thailand with over 13 retail store deployments in 2025 and established a partnership with an international chain retailer in 2026, extending services from cash management to integrated in-store asset and merchandise security.

●	Secured Logistics business revenue was increasingly driven by retail clients, reflecting a strategic shift from a bank-dominated to a more diversified customer base, enhancing business stability and supporting future growth.

Updated Business Metrics

Starting from 2025, we have introduced new business metrics to provide a more insightful and actionable understanding of our evolving business.

The current business metrics are:

●	AI, Robotics-as-a-Service (RaaS), and Smart Solutions (including Smart Cash Solution and Smart Retail Solution). This metric empowers business through technology upgrades, AI and Robotics.

●	Legacy Secured Logistics, which encompasses traditional services like cash management operations, coin processing, ATM management and others.

Smart Cash Solution has been reclassified from the Legacy Secured Logistics metric into the AI , Robotics-as-a-Service (RaaS), and Smart Solutions metric.

2025 Financial Highlights

●	Total Revenue Increased

Total revenue was $35,232,701, an increase of 8.0% compared to $32,635,191 for the year ended December 31, 2024.

The AI, RaaS, and Smart Solutions metric, which accounted for 13.4% of total revenue in 2025, grew at 15.3% during the year mainly due to increased demand by retail customers for Smart Cash Solution.

Legacy Secured Logistics metric, which accounted for 86.6% of total revenue in 2025, achieved 99.96% recurring revenue and grew at 6.9%, mainly due to growth of the Company’s retail-focused service lines in Thailand.

●	Consecutive Gross Profit Grew

Gross profit, which has grown in each year since 2022, increased by $369,527, or 7.5%, to $5,285,668, compared with gross profit of $4,916,141 for 2024, with gross margin remaining stable year-over-year.

●	Net Loss from Continuing Operations Narrowed

Net loss for the year from continuing operations was $5,286,128, a 10.1% improvement on the $5,882,647 for this item in 2024.

●	Lowest Negative EBITDA since 2022

Negative EBITDA improved by approximately $753,233, or 23.3%, year-over-year, to negative $2,478,012 in 2025, compared to negative $3,231,245 in 2024, reflecting significant operational progress in 2025.

●	R&D Investment for AI Development Increased

Strategic R&D investment was $837,719, an increase of $448,831, or 115.4%, compared to $388,888 for 2024, reflecting the Company’s commitment to advancing AI capabilities and product innovation.

●	Stronger Balance Sheet for Future AI Development

At December 31, 2025 and December 31, 2024, cash and cash equivalents was $24,545,290 and $21,936,422. This asset is mainly reserved for future AI investment, including R&D expenses, talent recruitment and strategic acquisitions.

Note: Certain figures from the Company’s statement of operations for 2024 have been restated in order to present the results of discontinued operations separately from continuing operations. This restatement ensures comparability of continuing business performance across all periods presented.

Management Commentary and Future Outlook

“2025 was a pivotal year for Guardforce AI,” said Chairwoman and Chief Executive Officer Lei (Olivia) Wang. “We accelerated the commercialization and revenue growth of our AI and Smart Solutions while maintaining a stable operating and revenue foundation for our Legacy Secured Logistics business. We also advanced AI application strategy through the launch of DVGO, extended traditional cash management services into broader in-store assets and merchandise security by implementing Smart Solutions, and continued to strengthen our retail customer base while sustaining our long-standing client relationships. These achievements reinforce the stability of our core business and create a stronger foundation for future solution-driven growth.

“Looking ahead to the remainder of 2026, we intend to pursue several strategic goals and create long-term value for investors. First, we will continue to deepen our investment in AI, leveraging DVGO as a core, technology-driven engine for organic growth, enabling us to achieve scalable market expansion across key verticals.

“Second, we will accelerate the expansion of Smart Solutions across our existing retail client base, leveraging long-standing trusted relationships to evolve from service delivery to trusted solution partnerships, thereby unlocking incremental revenue through customer-driven synergies.

“Third, following up our acquisition of MGAI in early 2026, we will continue to selectively pursue strategic mergers and acquisitions to expand our business roadmap, enhance capital efficiency and drive long-term value creation across our platform.

“Lastly, we will continue to enhance our operational efficiency by increasing investment in technology and strengthening our execution capabilities, driving sustainable cost optimization and improved operating income across all business segments.”

Conference Call

Guardforce AI will host a conference call at 8:00 a.m. Eastern Time on Tuesday, April 21, 2026. The conference call will be available via telephone by dialing toll-free 1-877-407-0792 for U.S. callers or 1-201-689-8263 for international callers and entering access code GUARDFORCE AI.

A webcast of the call may be accessed at: https://viavid.webcasts.com/viewer/event.jsp?ei=1759794&tp_key=9ce7c9e4b1 or on the company’s Investor Relations section of the website, ir.guardforceai.com/news-events/company-events.

A webcast replay will be available on this website through April 21, 2027 on the company’s Investor Relations section of the website. A telephone replay of the call will be available approximately three hours following the call and may be accessed until April 28, 2026, at 11:00 a.m. ET by dialing 1- 844-512-2921 for U.S. callers or 1-412-317-6671 for international callers and entering access code 13760045.

About Guardforce AI Co., Ltd.

Guardforce AI (Nasdaq: GFAI, GFAIW) is an AI-driven technology company with a solid operational foundation in the cash logistics and retail sectors. Through its proprietary Intelligent Cloud Platform (ICP), Guardforce AI delivers next generation smart solutions and AI applications spanning cash management, retail automation, robotics, and Agentic AI. Expanding into areas such as travel planning, the Company is demonstrating how scalable AI can drive industry transformation, balancing stable, recurring revenues with high-growth, future-ready innovations. For more information, visit www.guardforceai.com Twitter: @Guardforceai.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Guardforce AI Corporate Communications:

Hu Yu
Email: yu.hu@guardforceai.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC
Scott Powell, President
Office: (646) 893-5835
Email: guardforceai@skylineccg.com

 Guardforce AI Co., Limited

Consolidated Statements of Profit or Loss

(Expressed in U.S. Dollars)

	For the years ended December 31,
	2025	2024	2023
		(Restated)	(Restated)
Continuing operations:
Revenue	$35,232,701	$32,635,191	$32,649,834
Cost of sales	(29,947,033)	(27,719,050)	(28,513,107)
Gross profit	5,285,668	4,916,141	4,136,727

Provision for expected credit loss on trade receivables and other receivables	(16,995)	(210,437)	(96,877)
Allowance for expected credit losses on a related party receivable	-	-	(5,637,527)
Impairment loss on goodwill	-	(30,575)	(2,267,583)
Impairment loss on intangible assets	-	(188,797)	(3,713,551)
Provision for withholding taxes receivable	(149,838)	(4,339)	(683,344)
Provision for obsolete inventory	-	-	(3,797,552)
Impairment loss on fixed assets	-	-	(3,682,789)
Stock-based compensation expense	(1,350,800)	(1,849,356)	(1,101,800)
Research and development expense	(837,719)	(388,888)	-
Selling, general and administrative expenses	(8,807,640)	(8,950,790)	(11,553,779)
Operating loss	(5,877,324)	(6,707,041)	(28,398,075)

Other income, net	133,253	353,822	437,608
Foreign exchange (losses)/gains, net	(19,825)	5,760	305,026
Finance income/(costs), net	471,374	338,887	(652,517)
Loss before income tax from continuing operations	(5,292,522)	(6,008,572)	(28,307,958)

Provision for income tax benefit/(expense)	6,394	125,925	(434,320)
Net loss for the year from continuing operations	(5,286,128)	(5,882,647)	(28,742,278)

Discontinued operations:
Net (loss)/profit for the year from discontinued operations	(1,356,923)	37,947	(847,104)
Net loss for the year	(6,643,051)	(5,844,700)	(29,589,382)

Net loss for the year attributable to:
Net loss attributable to equity holders of the Company	(6,657,185)	(5,864,165)	(29,571,661)
Net profit/(loss) attributable to non-controlling interests	14,134	19,465	(17,721)
Net loss for the year	(6,643,051)	(5,844,700)	(29,589,382)

Loss per share
Basic and diluted loss attributable to the equity holders of the Company	$(0.30)	$(0.53)	$(4.53)

Loss per share
Basic and diluted loss attributable to the equity holders of the Company from continuing operations	$(0.24)	$(0.53)	$(4.40)
Basic and diluted loss attributable to the equity holders of the Company from discontinued operations	$(0.06)	$0.00	$(0.13)

Weighted average number of shares used in computation:
Basic and diluted	21,921,204	11,161,053	6,531,918

Guardforce AI Co., Limited

Consolidated Balance Sheets

(Expressed in U.S. Dollars)

	As of December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$24,545,290	$21,936,422
Restricted cash	-	27,642
Trade receivables, net	4,947,264	5,922,345
Other current assets	2,441,038	2,291,439
Withholding taxes receivable, net	902,845	393,960
Inventories	21,519	274,854
Other financial assets at amortized cost	77,100	-
Assets held for sale	1,150,324	-
Total current assets	34,085,380	30,846,662

Non-current assets:
Restricted cash	2,322,790	1,432,738
Property, plant and equipment	3,088,905	3,183,856
Right-of-use assets	4,523,309	2,268,022
Intangible assets, net	1,057,144	2,300,951
Goodwill	-	411,862
Withholding taxes receivable, net	2,325,281	1,967,826
Deferred tax assets, net	1,418,174	1,281,531
Other non-current assets	272,827	998,971
Total non-current assets	15,008,430	13,845,757
Total assets	$49,093,810	$44,692,419

Liabilities and equity
Current liabilities:
Trade payables and other current liabilities	$3,158,254	$4,549,364
Borrowings	-	44,232
Lease liabilities	2,141,509	1,670,909
Liabilities directly associated with the assets held for sale	1,111,804	-
Total current liabilities	6,411,567	6,264,505

Non-current liabilities:
Lease liabilities	2,081,431	889,920
Provision for employee benefits	6,493,677	5,548,726
Total non-current liabilities	8,575,108	6,438,646
Total liabilities	14,986,675	12,703,151

Equity
Ordinary shares – par value $0.12 authorized 300,000,000 shares, issued and outstanding 24,353,539 shares at December 31, 2025; issued and outstanding 17,808,947 shares at December 31, 2024	2,922,460	2,137,108
Subscription receivable	(50,000)	(50,000)
Additional paid in capital	100,271,584	93,102,042
Legal reserve	223,500	223,500
Warrants reserve	251,036	251,036
Accumulated deficit	(70,862,025)	(64,204,840)
Accumulated other comprehensive income	1,397,005	590,981
Capital & reserves attributable to equity holders of the Company	34,153,560	32,049,827
Non-controlling interests	(46,425)	(60,559)
Total equity	34,107,135	31,989,268
Total liabilities and equity	$49,093,810	$44,692,419

Guardforce AI Co., Limited

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

	For the years ended December 31,
	2025	2024	2023
		(Restated)	(Restated)
Cash flows from operating activities
Net loss from continuing operations	$(5,286,128)	$(5,882,647)	$(28,742,278)
Adjustments for:
Depreciation	3,114,211	2,922,509	4,242,246
Amortization of intangible assets	171,673	193,705	752,453
Provision for obsolete inventories	-	-	3,797,552
Impairment loss on fixed assets	-	-	3,682,789
Stock-based compensation expense	1,350,800	1,849,356	1,101,800
Impairment loss on intangible assets	-	188,797	3,713,551
Impairment loss on goodwill	-	30,575	2,267,583
Allowance for expected credit losses on a related party receivable	-	-	5,637,527
Netting off related parties’ balances	-	(690,487)	-
Finance (income)/costs, net	(471,374)	(338,887)	649,517
Deferred income taxes	(78,792)	(125,925)	434,315
Provision for expected credit loss on trade receivables and other receivables, net	16,995	210,437	96,877
Increase in provision for withholding tax receivables	149,838	4,339	683,344
Loss/(Gain) from fixed assets disposal	12,273	(21,644)	208,093
Changes in operating assets and liabilities:
Decrease/(Increase) in trade and other receivables	739,667	(323,718)	(395,602)
Increase in other current assets	(88,241)	(629,406)	(242,706)
(Increase)/Decrease in restricted cash	(705,069)	249,146	(409,521)
(Increase)/Decrease in inventories	(14,411)	(6,528)	675,763
Decrease in amount due from related parties	-	-	424,979
Decrease/(Increase) in other non-current assets	724,026	(582,712)	33,924
(Decrease)/Increase in trade payables and other current liabilities	(46,130)	(597,155)	713,513
Decrease in amount due to related parties	-	-	(956,294)
Decrease in withholding taxes receivable	(780,352)	(146,855)	(192,502)
Increase in provision for employee benefits	163,559	275,265	34,534
Net cash used in operating activities - continuing operations	(1,027,455)	(3,421,835)	(1,788,543)
Net cash (used in)/provided by operating activities - discontinued operations	(277,741)	96,236	187,321
Net cash used in operating activities	(1,305,196)	(3,325,599)	(1,601,222)

Cash flows from investing activities
Acquisition of property, plant and equipment	(345,149)	(237,367)	(2,095,319)
Proceeds from disposal of property, plant and equipment	33,717	23,647	-
Acquisition of intangible assets	(2,837)	(61,995)	(18,476)
Interest received	627,845	511,292	-
Payments for financial assets at amortized cost	(77,100)	-	-
Net cash provided by/(used in) investing activities - continuing operations	236,476	235,577	(2,113,795)
Net cash used in investing activities - discontinued operations	(4,886)	(35,191)	(11,750)
Net cash provided by/ (used in) investing activities	231,590	200,386	(2,125,545)

Cash flows from financing activities
Proceeds from issue of shares	6,604,094	10,399,732	20,867,386
Proceeds from exercise of warrants	-	-	506,692
Cash repayment of a convertible note	-	-	(554,238)
Cash paid for the cancellation of fractional shares	-	-	(49,664)
Proceeds from borrowings	-	-	1,725,465
Repayment of borrowings	(46,884)	(3,506,646)	(2,860,585)
Payment of lease liabilities	(3,257,910)	(2,043,529)	(2,652,150)
Net cash provided by financing activities - continuing operations	3,299,300	4,849,557	16,982,906
Net cash used in financing activities - discontinued operations	-	(141,707)	140,019
Net cash provided by financing activities	3,299,300	4,707,850	17,122,925

Net increase in cash and cash equivalents	2,225,694	1,582,637	13,396,158
Effect of movements in exchange rates on cash held	415,306	89,916	(62,928)
Cash and cash equivalents at beginning of year	21,936,422	20,263,869	6,930,639
Cash and cash equivalents at end of year (Note 4)	$24,577,422	$21,936,422	$20,263,869

Non-cash investing and financing activities
Equity portion of the settlement of a borrowing from a third party	-	-	15,914,615
Equity portion of purchase consideration paid for acquisition of fixed and intangible assets	-	-	1,848,000

Non-IFRS financial data

To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the non-IFRS adjusted EBITDA as financial measures for our consolidated results.

We believe that adjusted EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in loss from operations and net loss. We believe that these non-IFRS measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present the non-IFRS financial measures in order to provide more information and greater transparency to investors about our operating results.

EBITDA represents net loss from continuing operations before (i) finance costs, income taxes and depreciation of fixed assets and amortization of intangible assets, which we do not believe are reflective of our core operating performance during the periods presented.

Non-IFRS adjusted EBITDA represents net (loss) income from continuing operations before (i) finance (income) costs, net, foreign exchange (gains) losses, income tax expense (benefit) and depreciation of fixed assets and amortization of intangible assets, (ii) certain non-cash expenses, consisting of stock-based compensation expense, provision for expected credit loss on trade receivables and other receivables, allowance for doubtful debts on a related party receivable, impairment on goodwill, impairment on intangible assets, written off for withholding tax receivables, provision for obsolete inventory and impairment loss on fixed assets.

Non-IFRS (loss) earnings per share represents non-IFRS net (loss) income from continuing operations attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods.

Non-IFRS diluted earnings per share represents non-IFRS net income from continuing operations attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis.

The table below is a reconciliation of our net loss from continuing operations to EBITDA and non-IFRS adjusted EBITDA from continuing operations for the periods indicated:

	For the years ended December 31,
	2025	2024	2023
		(Restated)	(Restated)
Net loss from continuing operations – IFRS	$(5,286,128)	$(5,882,647)	$(28,742,278)
Finance (income) costs, net	(471,374)	(338,887)	652,517
Income tax expense (benefit)	(6,394)	(125,925)	434,320
Depreciation and amortization expense	3,285,884	3,116,214	4,994,699
EBITDA	(2,478,012)	(3,231,245)	(22,660,742)
Stock-based compensation expense	1,350,800	1,849,356	1,101,800
Provision for expected credit losses on trade receivables and other receivables	16,995	210,437	96,877
Allowance for doubtful debts on a related party receivable	-	-	5,637,527
Impairment loss on goodwill	-	30,575	2,267,583
Impairment loss on intangible assets	-	188,797	3,713,551
Provision for withholding taxes receivables	149,838	4,339	683,344
Provision for obsolete inventory	-	-	3,797,552
Impairment loss on fixed assets	-	-	3,682,789
Foreign exchange losses (gains), net	19,825	(5,760)	(305,026)
Adjusted EBITDA (Non-IFRS)	$(940,554)	$(953,501)	$(1,984,745)

Non-IFRS loss per share
Basic and diluted loss for the year attributable to ordinary equity holders of the Company	$(0.04)	$(0.09)	$(0.30)

Weighted average number of shares used in computation:
Basic and diluted	21,921,204	11,161,053	6,534,918 *